China Shianyun Group Corp., Ltd.
24/F., Unit 3 Great China International Square, No.1
Fuhua Rd., Futian District, Shenzhen
Guandong Province, China

                           December  30, 2013

W. John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

                                            Re:          China Shianyun Group Corp., Ltd.
                                                            Form 10-K for the Year Ended December 31, 2012
Filed April 15, 2013
File No. 333-147084

Dear Mr. Cash:

This letter is provided in response to your letter dated December 17, 2013 (the “Comment Letter”) regarding the above-referenced filing of China Shianyun Group Corp., Ltd. (the “Company”).  The Company is in the process of preparing its responses to the Comment letter. Due to holidays and the time needed to compile and disseminate the information, we hereby request an extension to provide our responses to the Comment letter until January 31, 2014.

Should you have any questions associated with the matter, please contact our U.S. securities counsel, Arila Zhou at (917)512-0848, AZhou@htwlaw.com .

Thank you very much for your attention.

Very truly yours,
China Shianyun Group Corp., Ltd.

/s/ Lin Deng
Lin Deng
Chief Financial Officer